UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Check One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the fiscal year ended December 31, 2004

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission file number 1-12154

WASTE MANAGEMENT RETIREMENT SAVINGS PLAN

Waste Management, Inc.

1001 Fannin Street
Suite 4000
Houston, TX 77002

WASTE MANAGEMENT RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

Administrative Committee
Waste Management Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Waste Management Retirement Savings Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, and schedule of delinquent participant contributions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Houston, Texas
June 21, 2005

Waste Management Retirement Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
INVESTMENTS, at fair value:
Plan interest in the Master Trust (Note 3)	$1,080,223,306	$953,933,282
Participant loans	52,842,934	49,381,642

Total investments	1,133,066,240	1,003,314,924

RECEIVABLES:
Employee contributions	1,441,701	—
Employer contributions	1,581,931	830,430
Litigation settlement (Note 8)	—	4,301,095

Total receivables	3,023,632	5,131,525

NET ASSETS AVAILABLE FOR BENEFITS	$1,136,089,872	$1,008,446,449

     The accompanying notes are an integral part of these financial statements.

Waste Management Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2004

ADDITIONS TO NET ASSETS AVAILABLE FOR BENEFITS:
Contributions-
Employee	$71,387,105
Rollover	4,532,705
Employer	42,287,254

118,207,064

Net investment gain from the Master Trust (Note 3)	80,589,680
Participant loan interest	2,920,966
Litigation Settlement (Note 8)	2,333,427
Plan mergers (Note 9)	12,434,643

Total additions	216,485,780

DEDUCTIONS FROM NET ASSETS AVAILABLE FOR BENEFITS:
Benefits paid to participants	88,842,357

Total deductions	88,842,357

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	127,643,423

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,008,446,449

End of year	$1,136,089,872

The accompanying notes are an integral part of these financial statements.

Waste Management Retirement Savings Plan

Notes to Financial Statements

December 31, 2004

1. Description of Plan

The following description of the Waste Management Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan available to all eligible employees, and their beneficiaries, of Waste Management, Inc., and subsidiaries (“Waste Management” or the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Administration

The board of directors of the Company has named the Administrative Committee of the Waste Management Employee Benefit Plans (the “Administrative Committee”) to serve as administrator and fiduciary of the Plan. Waste Management has entered into a Defined Contribution Plans Master Trust Agreement (the “Master Trust”) with State Street Bank and Trust Company (“State Street”) whereby State Street serves as trustee of the Plan. CitiStreet LLC (“CitiStreet”), an affiliate of State Street, serves as record keeper.

Eligibility

Employees are eligible to participate in the Plan following completion of a 90-day period of service (as defined by the Plan).

Employees of the Company who are ineligible to participate in the Plan consist of (a) leased employees, (b) employees whose employment is governed by a collective bargaining agreement under which retirement benefits are the subject of good faith bargaining, unless such agreement expressly provides for participation in the Plan, (c) individuals providing services to the Company as independent contractors, (d) employees performing services on a seasonal or temporary basis, (e) certain nonresident aliens who have no earned income from sources within the United States of America and (f) individuals who are participants in any other pension, retirement, profit-sharing, stock bonus, thrift or savings plan maintained by the Company other than the Waste Management Pension Plan for Collectively Bargained Employees or such other plans as may from time to time be determined by the Administrative Committee. Certain United States citizens employed by foreign affiliates of the Company may participate in the Plan under certain provisions specified by the Plan.

Contributions

Participants may contribute from 1 percent to 15 percent of their pre-tax compensation, as defined by the Plan (“Employee Contribution”), not to exceed certain limits as described in the Plan document. After-tax contributions are not permitted by the Plan. Participants may also contribute amounts representing distributions from other qualified plans (“Rollover Contribution”). The Company matches 100 percent of each participant’s Employee Contribution up to 3 percent of the participant’s compensation, as defined by the Plan, plus 50 percent of the participant’s Employee Contribution in excess of 3 percent of the participant’s compensation up to 6 percent of the participant’s compensation (“Employer Contribution”).

Waste Management Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Investment Options

The Plan, through its investments in the Master Trust, currently offers participants six common collective trust funds; a Company common stock fund; a self-managed account, which allows participants to select various securities sold on the New York Stock Exchange, American Stock Exchange and NASDAQ; and three asset allocation models, which are balanced among the six common collective trust funds (with aggressive, moderate and conservative investment objectives as investment options). Several restrictions apply, and a minimum balance is required to participate in the self-managed account. Certain participants’ accounts are invested in convertible notes (the “Notes”). No new investments are permitted in the Notes, and participants can move their investment out of the Notes at any time. The Plan utilizes cash equivalents to temporarily hold monies pending settlement for transactions initiated by participants.

Each participant who has invested in the Company common stock fund has the right to vote the shares of stock in his or her account with respect to any matter that comes before the shareholders for a vote. Additionally, if a participant invests in the self-managed account, the participant has the right to vote the shares of any common stock held in the participant’s account.

Vesting

Participants are immediately vested in their Employee Contribution, Rollover Contribution, and Employer Contribution accounts plus earnings thereon.

Participant Accounts

Each participant’s account is credited with the participant’s Employee Contribution, Rollover Contribution and Employer Contribution and an allocation of investment income and loss and expenses. Investment income and loss is allocated to the participant’s account based upon the participant’s proportionate share of the funds within the Plan.

Payment of Benefits

Upon retirement, disability or termination of employment, participants or, in the case of a participant’s death, their designated beneficiaries may make withdrawals from their accounts as specified by the Plan. Prior to termination, participants who have reached age 59-1/2 may withdraw from the vested portion of their accounts. Distributions are made by a single lump-sum payment or direct rollover. Distribution of accounts invested in Company common stock may be taken in whole shares of common stock or cash.

Participants may also make withdrawals from the pre-tax portion of their accounts, excluding certain earnings, in the event of proven financial hardship of the participant. Not more than one hardship withdrawal is permitted in any 12-month period, and the participant is not permitted to contribute to the Plan or any other plans maintained by the Company for 6 months after receiving the hardship distribution.

Loans

Participants who are active employees may obtain loans of not less than $1,000 and a maximum of 50 percent of the participants’ vested accounts (excluding any amounts invested in the self-managed account) immediately preceding the loan grant date. In no event shall a loan exceed $50,000, reduced by the greater of (a) the highest outstanding balance of loans during the one-year period ending on the date before a new loan is made or modified, or (b) the outstanding balance of loans on the date a new loan is made or modified. Not more than one loan shall be outstanding at any time, except for multiple loans

Waste Management Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

which (a) existed prior to January 1, 1999, (b) result from a merger of another plan into this Plan or (c) result from a participant’s loan becoming taxable under Section 72(p) of the Internal Revenue Code of 1986, as amended (the “Code”). Interest rates and repayment terms are established by the Administrative Committee. Such loans shall be repaid by payroll deduction, or any other method approved by the Administrative Committee, which requires level amortization of principal and repayments no less frequently than quarterly. Such loans must be repaid over a period not to exceed 54 months.

Administrative Expenses

Master Trust administrative expenses, including trustee and investment management fees, are allocated in proportion to the investment balances of the underlying plans. Loan administration fees are charged directly to the account balance of the participant electing the loan. Plan level administrative expenses, which include primarily recordkeeping fees, are allocated directly to the respective plan. Administrative expenses are reflected as a reduction of Master Trust investment income and are included in net investment gain from the Master Trust in the accompanying statement of changes in net assets available for benefits. In 2004, the Company elected to pay certain audit and legal fees of the Plan.

2. Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting in accordance with U.S. generally accepted accounting principles. Benefits are recorded when paid.

Use of Estimates

The preparation of the financial statements, and accompanying notes and schedules, requires management to make estimates that affect accounting for and recognition of plan assets and liabilities and additions and deductions to/from net assets available for benefits. These estimates must be made because certain of the information used is dependent on future events, which cannot be calculated with a high degree of precision from available data or simply cannot be readily calculated based on generally accepted methodologies. In some cases, management must exercise significant judgment. Actual results could differ from those estimates.

Investments

The purpose of the Master Trust is the collective investment of the assets of participating employee benefit plans of the Company. The Master Trust’s assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions, benefit payments and certain administrative expenses) which can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust. Corporate stocks, convertible notes and mutual funds held by the Master Trust are stated at fair value based on quoted market price as of the financial statement date. The fair values of the common collective trust funds held by the Master Trust are established by State Street based on quoted market prices of the underlying assets. Short-term

Waste Management Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)

investments and loans to participants are stated at cost, which approximates fair value. The Master Trust records purchases and sales of securities on a trade-date basis and dividends on the ex-dividend date.

Risks and Uncertainties

The Plan provides for investments in various securities, which, in general are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

3. Plan Interest in the Master Trust

The Plan investments are held in the Master Trust along with another Company-sponsored retirement plan, the Waste Management Retirement Savings Plan for Bargaining Unit Employees (the “Union Plan”). As of December 31, 2004 and 2003, the Plan’s beneficial interest in the net assets of the Master Trust was 99.79% and 99.82%, respectively.

The net assets of the Master Trust consist of the following:

	December 31
	2004	2003
Assets-
Investments, at fair value-
Common collective trust funds	$952,914,406	$833,550,215
Short-term investments	10,111,033	4,937,729
Corporate stocks	10,531,517	6,765,165
Waste Management, Inc. common stock	98,185,160	102,445,458
Convertible notes	1,084,133	1,048,309
Mutual funds	9,277,001	6,796,257
Limited partnerships	—	86,178
Other	75,098	—

Total investments	1,082,178,348	955,629,311

Securities sold receivable	290,675	175,701
Interest receivable	924,635	834,956
Cash, non-interest bearing	101,941	—

Total assets	1,083,495,599	956,639,968
Liabilities-
Administrative fees payable	899,646	831,419
Securities purchased payable	136,772	154,080

Total liabilities	1,036,418	985,499

Total net assets	$1,082,459,181	$955,654,469

Plan interest	$1,080,223,306	$953,933,282
Union Plan interest	2,235,875	1,721,187

Waste Management Retirement Savings Plan

Notes to Financial Statements (continued)

3. Plan Interest in the Master Trust (continued)

Income or loss from investments held in the Master Trust for the year ended December 31, 2004, is as follows:

Interest	$9,995,782
Dividends	370,827
Dividends — Waste Management, Inc. common stock	2,538,346
Other income	276,883
Net appreciation/(depreciation) in fair value of-
Common collective trust funds	66,711,094
Corporate stocks	2,815,341
Waste Management, Inc. common stock	1,388,994
Convertible notes	36,465
Limited partnerships	(1,028)
Mutual funds	585,088

Total net appreciation in fair value of investments	71,535,954

Total investment gain	84,717,792

Administrative fees	(3,951,905)

Net gain	$80,765,887

Plan interest in net investment gain from the Master Trust	$80,589,680
Union Plan interest in investment gain from the Master Trust	176,207

4. Federal Income Taxes

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated June 20, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Waste Management Retirement Savings Plan

Notes to Financial Statements (continued)

5. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2004 and 2003:

	2004	2003
Net assets available for benefits per the financial statements	$1,136,089,872	$1,008,446,449
Less- Amounts pending distribution to participants	(69,651)	(156,952)

Net assets available for benefits per the Form 5500	$1,136,020,221	$1,008,289,497

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2004:

Benefits paid to participants per the financial statements	$88,842,357
Add - Amounts pending distribution to participants at December 31, 2004	69,651
Less - Amounts pending distribution to participants at December 31, 2003	(156,952)

Benefits paid to participants per the Form 5500	$88,755,056

Amounts pending distribution are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but which have not yet been paid as of that date.

6. Plan Termination

Although it has not expressed any intention to do so, the Company has the right to discontinue its Plan contribution at any time and to terminate the Plan subject to the provisions of ERISA.

7. Commitments and Contingencies

In April 2002, a lawsuit was filed against the Plan (as successor to the savings plan sponsored by Waste Management Holdings), Waste Management Holdings, and certain fiduciaries of the savings plan sponsored by Waste Management Holdings and of the Plan (“Plan Defendants”) in the United States District Court for the District of Columbia (the “D.C. Case”). After first asserting broader claims as to the Plan, the plaintiffs in the D.C. Case now purport to file their complaint against Plan Defendants on behalf of those Plan participants for whose account the Plan’s fiduciaries acquired Waste Management Holdings common stock between January 1990 and February 24, 1998, the date of the restatement of previously issued financial statements by Waste Management Holdings. The plaintiffs in the D.C. Case allege that the prices at which the Plan purchased the stock were artificially inflated by omissions of a material nature about Waste Management Holdings’ financial condition and that the stock of Waste Management Holdings should not have been an investment option. The plaintiffs in the D.C. Case also allege that certain of the defendants breached a variety of ERISA requirements by, among other things, electing to participate in the Illinois securities class action settlement related to a time frame ending February 28,

Waste Management Retirement Savings Plan

Notes to Financial Statements (continued)

7. Commitments and Contingencies (continued)

1998, rather than opting out of the settlements to assert distinct ERISA claims that did not apply to other members of the settlement class.

The Illinois securities class action arose from Waste Management Holdings’ February 1998 restatement of prior period earnings and charge to fourth quarter 1997 earnings. The parties to the Illinois securities class action agreed to a settlement that became final in 1999 (the “Illinois Settlement”). The Plan participated in the settlement class and, in 2000, a share of the settlement proceeds was placed into the trust of the Plan.

The defendants in the D.C. Case asserts that most, if not all, of the plaintiffs’ causes of action have been released as a result of the Illinois Settlement or are time-barred. The defendants have filed a motion to dismiss the plaintiffs’ amended complaint. The outcome of this lawsuit cannot be predicted with certainty, and these matters could impact the Plan’s net assets available for benefits. The Plan and the other defendants intend to defend themselves vigorously in this litigation.

8. Litigation Settlement

The Plan participated in the settlement of a securities class action related to the Company’s earnings announcements in July and August of 1999. As a result of this settlement, the Plan received approximately $2.3 million on March 17, 2004 and $4.3 million on June 25, 2004. Of this amount, approximately $4.3 million was accrued as a receivable as of December 31, 2003. The remaining $2.3 million was recognized as income in 2004, following finalization of settlement allocations to the entire settlement class. Settlement monies received into the trust of the Plan were apportioned to participants’ accounts in relation to the degree, if any, that a participant may have held an interest in the Company stock fund, through the Plan, from June 11, 1998 through November 9, 1999.

9. Plan Mergers

During 2004, the assets from plans of acquired companies were merged into the Plan. The following sets forth assets transferred into the Plan as s result of mergers during 2004:

Peltz Group, Inc. Retirement Savings Plan	$10,560,279
American Waste Services, Inc. Participating Companies Profit Sharing Plan	722,734
Speedway Disposal & Recycling, Inc. Salary Savings Plan	892,906
Other	258,724

$12,434,643

10. Subsequent Event

Effective January 1, 2005, the deferral rate for participant contributions was increased from 1% to 15% of eligible pretax compensation to 1% to 25%, not to exceed certain limits as described in the Plan document.

Supplemental Schedules

Waste Management Retirement Savings Plan

Schedule H, Line 4(a) – Schedule of Delinquent Participant Contributions

EIN: 73-1309529   PN: 001

Year Ended December 31, 2004

Participant Contributions Transferred toe		Total that Constitute Non Exempt
Late to Plan		Prohibited Transactions

$2,498	(A)	$2,498	(A)

(A) The Plan corrected these delinquent 2003 contributions in 2004.

Waste Management Retirement Savings Plan

Schedule H, Line 4(i) – Schedule of Assets (Held At End of Year)

EIN: 73-1309529   PN: 001

December 31, 2004

Identity of Issue	Description of Investment	Current Value

*Participant Loans	Various maturity dates with	$52,842,934
	interest rates ranging from
	5.0% to 11.5%

*Party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of section 15(d) of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 27, 2005	WASTE MANAGEMENT RETIREMENT SAVINGS
PLAN

	By:	/s/Krista DelSota

Krista DelSota
Member, Administrative Committee of the Waste Management Employee Benefit Plans Member, Investment Committee of the Waste Management Employee Benefit Plans

INDEX TO EXHIBITS

Exhibit
Number	Description
23.1	-Consent of Independent Registered Public Accounting Firm